UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                                  FIRECOM, INC.
                                (Name of Issuer)


                          Common Stock, $.01 Par Value
                      Class A Common Stock, $.01 Par Value
                         (Title of Class of Securities)


                           318157 10 4 - Common Stock
                       318157 20 3 - Class A Common Stock
                                 (CUSIP NUMBERS)


                                   Paul Mendez
                                c/o Firecom, Inc.
                                39-27 59th Street
                            Woodside, New York 11377
                                 (718) 899-6100
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 24, 2001
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ].

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D

------------------------------- -------------------------- ---------------------
CUSIP NO.   318157 10 4                                       PAGE 2 OF 5 PAGES
           -------------
            318157 20 3
           -------------
------------------------------- -------------------------- ---------------------

-------- -----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Carol Mendez
-------- -----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [X]
                                                                        (b) [ ]
-------- -----------------------------------------------------------------------
   3      SEC USE ONLY

-------- -----------------------------------------------------------------------
   4      SOURCE OF FUNDS*

-------- -----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                                                [ ]
-------- -----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.
-------- -----------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES
    BENEFICIALLY                   -0-
      OWNED BY
        EACH
      REPORTING
     PERSON WITH
---------------------------- ---------------------------------------------------
                         8    SHARED VOTING POWER

                                   1,164,250 shares of Common Stock and
                                   1,164,250 shares of Class A Common Stock
---------------------------- ---------------------------------------------------
                         9    SOLE DISPOSITIVE POWER

                                   -0-
---------------------------- ---------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                                   1,164,250 shares of Common Stock and
                                   1,164,250 shares of Class A Common Stock
-------- -----------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1, 164,250 shares of Common Stock and 1,164,250 shares of
               Class A Common Stock
-------- -----------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
-------- -----------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               23.35%
-------- -----------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

               IN
-------- -----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          Pursuant to Rule 13d-2(a) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Amendment No. 2 amends the
                              ------------
Schedule 13D (the "Statement") of Carol Mendez, dated November 4, 1996, as
                   ---------
amended by Amendment No. 1 to the Schedule 13D of Carol Mendez, dated October 8, 1997 ("Amendment No. 1") with respect to the common stock, par value $.01 per
       ---------------
share (the "Common Stock"), of Firecom, Inc., a New York corporation (the
            ------------
"Company"). Terms used and not otherwise defined herein shall have the
 -------
respective meanings set forth in the Statement and/or Amendment No. 1. Except as otherwise expressly indicated below, the information provided in the Statement remains in effect.

ITEM 1.   SECURITY OF THE ISSUER:
          ----------------------

          The class of equity securities to which this statement relates are the shares of Common Stock of the Company. This statement also relates to the shares of Class A common stock, par value $.01 per share (the "Class A Common Stock"),
                                                        --------------------
of the Company. Pursuant to the Company's Certificate of Incorporation, each holder of Common Stock is entitled to one (1) vote for each share of Common Stock and each holder of the Company's Class A common stock is entitled to thirty (30) votes for each share of Class A Common Stock. The Class A Common Stock is freely convertible into Common Stock at any time. Prior to such conversion, the Class A Common Stock may only be transferred to certain transferees.

ITEM 4.   PURPOSE OF THE TRANSACTION
          --------------------------

          On January 24, 2001, the Company received an offer from ALRM Acquisition Inc., a New York corporation (the "Purchaser") to be formed by Paul
                                               ---------
Mendez, Carol Mendez, Naomi Pollack, Nathan Barotz, Celia Barotz, Orhan Sadik-Khan, Karim Sadik-Khan, Janette Sadik-Khan, Jan Sadik-Khan, and the Sadik-Khan Family Trust proposing an acquisition of the Company by merger of the Purchaser into the Company (the "Merger").
                                 ------

          Filings required to be made by Ms. Mendez under Section 13(d)(1) of the Exchange Act in connection with the Merger will be made in a group filing filed under the name of Paul Mendez on Schedule 13D pursuant to Rule 13d-1(k)(2).

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER
          ------------------------------------

          a. Amount beneficially owned: 1,164,250 shares of Common Stock and 1,164,250 shares of Class A Common Stock.

          b.   Percent of class: 23.35%.
                                 ------

          c.   Number of shares as to which such person has:

               i.   Sole power to vote or direct the vote -0-.
                                                          ---

               ii.  Shared power to vote or direct the vote 1,164,250 shares of
                                                            -------------------
                    Common Stock and 1,164,250 shares of Class A Common Stock.
                    ---------------------------------------------------------

               iii. Sole power to dispose or direct the disposition of -0-.
                                                                       ---

               iv. Shared power to dispose or direct the disposition of 1,164,250 shares of Common Stock and 1,164,250 shares of
                    --------------------------------------------------------
                    Class A Common Stock.
                    --------------------

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          ---------------------------------------------------------------------
          TO SECURITIES OF THE COMPANY
          ----------------------------

          See Item 4.

                                   SIGNATURES
                                   ----------

          After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it, him or her, as the case may be, is true, complete and correct.

Dated:  January 24, 2001


                                             Carol Mendez


                                             By:  /s/ Paul Mendez
                                                -------------------------------
                                                  Paul Mendez, Attorney-in-Fact


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